ATTACHMENTS FOR N-SAR SUB-ITEM 77D
10-31-02 FYE FUNDS

J.P. Morgan Institutional Funds

Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the following Funds changed their investment policies to invest, under normal conditions, at least 80% of their net assets, plus the amount of borrowings for investment purposes, in the types of investments suggested by their names: JPMorgan
Fleming Emerging Markets Equity Fund and JPMorgan
Fleming International Opportunities Fund.